

## John Joseph · 3rd

Chief Executive Officer at OptiPulse, Inc.

Albuquerque, New Mexico, United States · 500+ connections ·

Contact info

OptiPulse, Inc.

CNM

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## Featured

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**finger.jpg**
400 mW laser array



**mag.jpg**
Rendered for Novalux



**modelc.jpg**
full duplex 10Gb

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## Experience



**Chief Executive Officer**
OptiPulse, Inc. · Full-time
Jul 2020 – Present · 8 mos



**Founder -President, COO**
OptiPulse Inc · Full-time
Apr 2015 – Jul 2020 · 5 yrs 4 mos
Albuquerque, New Mexico Area

John has structurally reconfigured the architecture of VCSEL compound semiconductor material previously developed at many institutions including Sandia National Labs. The new processing architecture enables a higher optical output power that has speed performance challenging the optical emitters for fiber bandwidths. High power chips (single channel) has tested over ...see more



laseras.jpg



**Founder and Inventor of the Light Engine- VP Product Development**
TriLumina
May 2010 – May 2015 · 5 yrs 1 mo
Albuquerque, New Mexico Area

Designed "Light Engine" Semiconductor Laser Arrays which act like a single source., The devices have world record performance for an all semiconductor laser. High power at very short pulse widths and the devices have high power high bandwidths. Many of these lasers fit on the head of a pin. These lasers will change the way we send data and sense 3D objects. Application: ...see more



**Director of Manufacturing**
OptiComp
Jan 2008 – Nov 2008 · 11 mos
Zephyr Cove

Brought up a research clean room to prototype status through reorganization with equipment ownership and SPC controls. Pushed Development lots for a 8 wavelength CWDM course wavelength division multiplexing vertical cavity surface emitting lasers prototype which earned the company status with a successful demonstration. The company was sold shortly after.



**Senior Process Engineer**
Novalux
2000 – 2001 · 1 yr
Silicon Valley

Senior Development Engineer tasked with fabrication development for unique high power single mode NECSEL laser devices

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Education

## Education



**CNM**
LEOT Laser ElectroOptic Technology, LEOT
1979 – 1981

**UNM**
BA in FA, BFA

BA in FA

## Accomplishments

**8**  Patents                                                                          ⌄
1. RIGID HIGH POWER AND HIGH-SPEED LASING GRID STRUCTURES • METHOD AND APPARATUS FOR ALIGNMENT OF A LINE-OF-SIGHT COMMUNICATIONS LINK • Laser Grid Structures for Wireless High Speed Data Transfers • Microlenses for multibeam arrays of optoelectronic devices for high frequency operation • High brightness pulsed VCSEL sources • System for combining laser array outputs into a single beam carrying digital data • System and method for combining laser arrays for digital outputs • Multibeam arrays of optoelectronic devices for high frequency operation

**1**  Honor & Award                                                                    ⌄
2017 CNM Alumni of the year

**1**  Organization                                                                     ⌄
IEEE